SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.4)

                              Western Sizzlin Corp.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    959542101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  959542101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     613,928

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     613,928

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     613,928

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.3%

14.  TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  959542101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     613,928

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     613,928

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     613,928

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.3%

14.  TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  959542101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,000

8.   SHARED VOTING POWER

     613,928

9.   SOLE DISPOSITIVE POWER

     2,000

10.  SHARED DISPOSITIVE POWER

     613,928

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     615,928

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.4%

14.  TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 959542101
          ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     No change.

________________________________________________________________________________
Item 2.  Identity and Background.

     No change.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $5,093,657.

     The funds for the purchase of the Shares beneficially owned by the Lion Fund, BCC and Sardar Biglari came from the working capital of the Lion Fund. The Shares beneficially owned solely by Sardar Biglari were acquired as a result of options being issued by the Issuer. No consideration was exchanged for such options.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     No change.

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, each of the Lion Fund and BCC may be deemed to be the beneficial owner of 613,928 Shares or 34.3% of the Shares of the Issuer, based upon 1,787,775 Shares outstanding as of December 18, 2006, according to the Issuer's most recent Form 10-Q and supplemental information provided to the Reporting Persons by the Issuer. As of the date hereof, Sardar Biglari may be deemed to be the beneficial owner of 615,928 Shares or 34.4% of the Shares of the Issuer, based upon the 1,789,775(1) Shares o outstanding as of December 18, 2006, according to the Issuer's most recent Form 10-Q and supplemental information provided to the Reporting Persons by the Issuer.

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(1)  The  number of  outstanding  shares is based on the  1,787,775  shares  the
     Issuer reported outstanding as of November 6, 2006, adjusted for warrants held by the Reporting Persons.


     The Lion Fund and BCC have the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 613,928 Shares. Sardar Biglari has the sole power to vote or direct the vote of 2,000 Shares and the shared power to vote or direct the vote of 613,928 Shares.

     The Lion Fund and BCC have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 613,928 Shares. Sardar Biglari has the sole power to dispose or direct the disposition of 2,000 Shares and the shared power to dispose or direct the disposition of 613,928 Shares.

     The trading date, number of Shares purchased and the price per share for all transactions in the Shares since Amendment 3 to Schedule 13D filed by the Reporting Persons on December 12, 2006 are set forth in Exhibit B and were effected in transactions with the Issuer.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the securities of the Issuer that were effected by the Reporting Persons since Amendment 3 to Schedule 13D filed by the Reporting Persons on December 12, 2006 is filed herewith as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 29, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By: /s/ Sardar Biglari
   -----------------------
   Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By: /s/ Sardar Biglari
   -----------------------
   Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
    /s/ Sardar Biglari
   -----------------------


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated December 29, 2006 relating to the Common Stock par value $0.01 of Western Sizzlin Corp. shall be filed on behalf of the undersigned.


December 29, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By: /s/ Sardar Biglari
   -----------------------
   Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By: /s/ Sardar Biglari
   -----------------------
   Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
    /s/ Sardar Biglari
   -----------------------

                                                                       Exhibit B


                 Transactions in Rights -- The Reporting Persons



        Date of                Number of Rights             Price Per
        Transaction            Purchase/(SOLD)                Share
        -----------            ----------------             ---------
        12/18/06                  60,822                        **

                   Exercise of Rights -- The Reporting Persons


        Date of                Number of Rights             Price Per
        Transaction            Exercised                     Share
        -----------            ----------------             ---------
        12/18/06                  60,822***                   7.00



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**  Received pursuant to an oversubscription agreement with the Issuer.
*** The Reporting Persons received one share of Common Stock in exchange for every two rights exercised.









SK 25298 0001 734996